Confidential Treatment
Requested by JPMorgan Chase & Co.

February 22, 2008
Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 1-5805
Dear Mr. Walker and Ms. Blume:
     JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to provide the following additional information in response to further oral comments of the Staff of the Securities and Exchange Commission in respect of the Company’s letter to the Staff dated February 14, 2008, and as discussed with Staff on February 20, 2008.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to the provisions of 17 C.F.R. §200.83, of the indicated portions of the letter.
Additional response to Comment No. 3
The Firm confirms that if an increase in the fair value of gold inventory has not already been recognized through the application of hedge accounting, a gold lending transaction could result in the recognition of an unrealized gain on the inventory being lent. (Gold inventory is carried at the lower of cost or market; thus, any decreases in fair value are recognized even in the absence of hedge accounting.) For the staff’s information, the Firm notes that [redacted].

Confidential Treatment
Requested by JPMorgan Chase & Co.

Additional response to Comment No. 4
The Firm confirms that the MMDA products hedged in SFAS 133 hedge relationships have a fixed spread; [redacted]. The spread may be adjusted as a result of either an annual portfolio review or a review in periods of market volatility or market dislocation. Any adjustments to the fixed spread are made to ensure the product is competitively priced and profitable, and not to alter the interest rate sensitivity or indexation of the product.
Additional response to Comment No. 6
The Firm will add on a prospective basis the following documentation, based on our January 3, 2008 letter, to our contemporaneous hedge accounting documentation:
“The Firm will follow the following process in the event it experiences a failed transaction for a portion of a cash flow layer:
•	When swaps mature or are de-designated, the intra-layer to which they were assigned (based on the dates, relevant terms and sequencing of the swaps and forecasted transactions as indicated in records contemporaneous with the initiation of the transaction) will remain unhedged until new swaps are designated.

•	New swaps will be assigned in sequence to open intra-layers until those layers are filled. Any excess swaps will be assigned in sequence to previously unhedged intra-layers that would have been created from the contemporaneously documented available capacity in the cash flow layer.

•	The amounts deferred in OCI related to each swap will be allocated to the specific cash flow intra-layer. This enables the Firm to have specific OCI amounts for each intra-layer.

•	Finally, based on the portion of the intra-layer representing forecasted transactions that failed, the related OCI amounts will be reclassified into earnings.”
Additional response to Comment No. 7
The Firm confirms that it did not have the operational capability to solve for the fixed rate that would generate a fair value of zero at inception and therefore used the fixed rate on the actual swap as a proxy, since the difference in rates qualitatively and quantitatively is very small. The Firm has since built that operational capability [redacted].

Confidential Treatment
Requested by JPMorgan Chase & Co.

Additional response to Comment No. 9
[redacted].
* * * * *
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger

Louis Rauchenberger
Corporate Controller